Exhibit 15
AMENDMENT
TO
STOCK PURCHASE AGREEMENT
     THIS AMENDMENT (this “Amendment”) to that certain Stock Purchase Agreement dated September 15, 2008, as amended (the “Stock Purchase Agreement”), by and among Telvent Export, S.L. (“Buyer”), DTN Holding Company, Inc., now known as Telvent DTN, Inc. (the “Company”), the Stockholders of the Company and GSC Recovery IIA, L.P. (the “Sellers’ Representative”), is entered into this 28th day of December, 2010, by and among Buyer and the Sellers’ Representative. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Stock Purchase Agreement.
     WHEREAS:
     A. Buyer wishes to achieve integration and collaboration between the Telvent Energy and Environment businesses in North America and the Company’s Refined Fuels and Weather businesses;
     B. The Stock Purchase Agreement provides for the payment of a Premium to the Employee Stockholders based on the achievement by the Company of certain targets for EBITDA;
     C. In order to take account of additional costs and inefficiencies resulting from the integration and collaboration referred to above, the parties have agreed to amend the Stock Purchase Agreement to reduce the EBITDA target for the year 2011.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
     1. The Stock Purchase Agreement shall be, and hereby is, amended as follows:
          (a) The definition of “EBITDA Target” in Section 1.1 shall be deleted and replaced in its entirety with the following:
     “EBITDA Target” means for each fiscal year set forth below, the amount of EBITDA as set forth opposite such year:
•	Fiscal year ending December 31, 2009: U.S. $63.6 million

•	Fiscal year ending December 31, 2010: U.S. $70.3 million

•	Fiscal year ending December 31, 2011: U.S. $68.7 million

     2. Except as expressly provided herein, the terms of the Stock Purchase Agreement are hereby ratified and affirmed and shall remain in full force and effect.
[Signatures on following pages]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed effective as of the date first written above.

BUYER: TELVENT EXPORT, S.L.
By:	/s/ Barbara Zubiria
Name: Barbara Zubiria
Title:

By:	/s/ Javier Garoz
Name: Javier Garoz
Title:

SELLERS’ REPRESENTATIVE: GSC RECOVERY IIA, L.P.

By: GSC Recovery IIA GP, L.P., its general partner

By: GSC RIIA, LLC, its general partner

By: GSCP (NJ) Holdings, L.P., its managing member

By: GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank
Name: Peter Frank
Title:

[Signature page to Amendment]

Acknowledged and Accepted:
TELVENT DTN, INC.

By:	/s/ John W. Leiferman
Name:	John W. Leiferman
Title:	Chief Executive Officer
EMPLOYEE STOCKHOLDER COMMITTEE

By:	/s/ John W. Leiferman
John W. Leiferman

By:	/s/ Robert D. Gordon
Robert D. Gordon

By:	/s/ Lori Cocking
Lori Cocking
[Signature page to Amendment]